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FUNDRISE | Income Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Income Real Estate Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was an investment transaction made by the Fund, which invested roughly $24,400,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseincomerealestatefund.com. The prospectus should be read carefully before investing in the Fund.*

Financing new home construction near Orlando, FL

This innovative investment structure is intended to provide an attractive income yield.

We've invested in the acquisition and development of an approximately 77-acre property in Mount Dora, Florida, roughly 30 minutes northwest of downtown Orlando, as the future site of a new community of 257 single-family homes. As part of this investment, we've entered into an agreement with a national homebuilder to provide financing for the development of the land in exchange for earning a fixed rate of return of **roughly 9.5% annually**, beginning in August 2022 when the investment initiated.

Strategy

This investment follows a Fixed Income strategy.

Business plan

The goal of this investment is to produce an **attractive income stream** through financing the development of new housing in a growing area. The business plan is designed to generate fixed income, similar to traditional investments in construction financing, with the primary difference being that we acquired the property rather than providing a loan to the builder.

As the property owner, we have engaged the builder to perform the land development, which essentially means taking raw land and performing all the improvements needed before vertical construction on the homes can begin (e.g. grading and water retention, paving roads and sidewalks, running utilities, and pouring foundations). The builder has agreed to deliver this work at a fixed price, which we will fund in draws as certain milestones are completed.

In addition, we have an agreement with the builder whereby they are entitled to buy the finished lots from us at a set price. To maintain these rights, they have agreed to pay a fixed monthly payment, which functions similarly to an interest payment, along with posting a non-refundable deposit of 15% of the finished lot purchase price.

The combined effect of these agreements is that we are financing the property acquisition and initial phase of development, which creates an inventory pipeline of finished lots for the builder without tying up their capital. In exchange for providing this benefit, we can earn an attractive yield on our investment with a considerable margin of safety.

Why we invested

- **Attractive margin of safety:** In addition to being owners of the land, the homebuilder has provided a deposit in the amount of 15% of the finished lot costs, which serves to further reduce our risk.

- **Fast-growing area:** Mount Dora, Florida, is part of the greater Orlando metropolitan area, a region that was ranked second in the country for job growth by the U.S. Bureau of Statistics, driven by a dynamic economy with an array of industries, such as advanced manufacturing, biotech, aerospace, defense, and world-class attractions. The growth and expansion of Orlando's economy continue to make it attractive to both renters and homebuyers.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Income Real Estate Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseincomerealestatefund.com.

circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com



FUNDRISE | Income Interval Fund

__Editor's note:__ The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Income Real Estate Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was an investment transaction made by the Fund, which invested roughly $6,630,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseincomerealestatefund.com. The prospectus should be read carefully before investing in the Fund.

Investment in mixed-use construction in Washington, DC, pays back, following borrower default

Despite the borrower's default, the structure of our deal protected our investment and even earned Income eREIT investors a positive annualized return of roughly 0.7%.[1]

__Important note:__ The realized return on an individual project may vary significantly from your portfolio-level return as an investor. To learn more about why this may be the case, see the "How did this project impact your portfolio?" section.

In June 2018, we provided roughly $6.6 million to finance the construction of a mixed-use development in Washington, DC, as the future site of seven for-sale condominiums and two ground floor retail spaces.

Despite construction at the site proceeding as planned, the first of the residential units was unfortunately listed for sale in February 2020, shortly before the onset of the COVID-19 pandemic. As a result, our sponsor was forced to revise the pricing of the units; after a year, all seven units were successfully sold, and our sponsor was able to pay down a portion of the principal and interest of our loan.

However, in light of the pandemic, our sponsor was unable to sell the retail spaces as originally planned, impacting their ability to pay back our investment. In lieu of a foreclosure, we came to an agreement with the sponsor, in which they would locate a buyer for the spaces, at a market value of our determination. In March 2022, that buyer was secured, and the sponsor used the proceeds to recoup a portion of our outstanding principal and accrued interest.

Ultimately, despite the sponsor's difficulty in selling the units at the prices as originally planned, the proceeds we received over the duration of our investment still yielded a positive annualized return, of roughly 0.7%.[1] We believe that a smart investor must expect from the outset that some percentage of investments will not go according to plan, while simultaneously acknowledging that it's impossible to predict which ones will be

affected and what exactly will go wrong. This is why it's so important to build in safeguards through the underwriting process to protect the downside when the unexpected does occur.

To recapitulate: *Good investors try to prevent risk, but great investors prepare for it.*

Investor FAQ: How does this project impact your portfolio?

This investment was structured like debt, where the project's sponsor must pay us a fixed rate of return before they can earn a return for themselves, and their equity provides us with a cushion against losses. Throughout the term of this investment, the income it generated supported quarterly dividends for the Income eREIT.

As always, if you have any questions or feedback, please visit our [help center](#) or reach out to us at [investments@fundrise.com](#).

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[1]Annualized return calculated using the internal rate of return (IRR) method.

About the Fund

The Fundrise Income Real Estate Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit [fundriseincomerealestatefund.com.](#)

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please [click here](#) or see the "Literature" section of [fundriseincomerealestatefund.com.](#)